Filed by Hughes Electronics Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation

General Motors Corporation

Commission File No. 333-105851

Commission File No. 333-105853